UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

FOODARAMA SUPERMARKETS, INC.
(Name of Issuer)

Common
	(Title of Class of Securities)

344820 10 5
	(CUSlP Number)

Arthur N. Abbey, 212 East 39th Street, New York, NY  10016
Tel. # 212-889-3700
	(Name, Address and Telephone Number of Person Authorized To
	 Receive Notices and Communications)

10/09/03
	(Date of Event Which Requires Filing of This Statement)

1. (Name of Reporting Person - SS or IRS ID No. of Above Person)
Arthur N. Abbey - SS# ###-##-####

2. (Check the Appropriate Box if a Member of A Group)  (a)
           (b)
3. SEC Use Only

4. (Source of Funds)
Personal Funds

5. (Check Box if Disclosure of Legal Proceedings is Required)
Pursuant to Items 2(d) or 2(e)

6. (Citizenship or Place of Organization)
(United States)

(Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power :  118,400 shares
8. Shared Voting Power
9. Sole Dispositive Power
10. Shared Dispositive Power

11. (Aggregate Amount Beneficially Owned by Each Reporting Person)
118,400

12. (Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares)

13. (Percent of Class Represented by Amount in Row 11)
Approx. 12%

14. (Type of Reporting Person)
IN